Exhibit 12.1

Hanesbrands Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

(Unaudited)

	Years Ended
	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$315,877	$234,534	$59,449	$163,195	$185,321
Fixed charges	183,519	174,520	191,442	179,003	223,395
Amortization of capitalized interest	3,252	3,824	3,722	3,632	3,676
Interest capitalized	(2,043)	(2,190)	(6,559)	(4,047)	(2,184)
Noncontrolling interest in pre-tax income	—	(1,019)	(1,173)	(158)	(1,195)

Total earnings, as defined	$500,605	$409,669	$246,881	$341,625	$409,013

Fixed charges, as defined:
Interest expense	$148,854	$139,923	$159,222	$155,280	$201,131
Amortized premiums, discounts and capitalized expenses related to indebtedness	10,367	12,739	10,967	6,032	6,475
Interest factor in rental expenses	24,298	21,858	21,253	17,691	15,789

Total fixed charges, as defined	$183,519	$174,520	$191,442	$179,003	$223,395

Ratio of earnings to fixed charges	2.73	2.35	1.29	1.91	1.83

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with our consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Form 10-K. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company’s uncertain tax positions. The interest factor in rental expenses is calculated as one-third of rent expense.